Exhibit 99.4

Jordan L. Lurie (130519)	FILED
WEISS & YOURMAN	SUPERIOR COURT OF CALIFORNIA
10940 Wilshire Boulevard, 24th Floor	COUNTY OF ORANGE
Los Angeles, CA 90024	CENTRAL JUSTICE CENTER
(310) 208-2800
JAN 21 2003
Marc A. Topez
Gregory M. Castaldo	ALAN SLATER, Clerk of the Court
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400	BY M. De MARIA
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiffs

SUPERIOR COURT FOR THE STATE OF CALIFORNIA

FOR THE COUNTY OF ORANGE

CARON ROSSI,		“BY, FAX”

	)	Master File No. 03CC00021
)
Plaintiff,	)	CLASS ACTION COMPLAINT
)
MICHAEL C. LOWTHER, WILLIAM P.	)	JURY TRIAL DEMANDED
FOLEY, WAYNE D. DIAZ, CARL A.	)
STRUNK, BARBARA A. FERGUSON,	)
BRUCE ELIEFF, MATTHEW K. FONG,	)
BRUCE L. NELSON, AMERICAN	)
NATIONAL FINANCIAL, INC., and	)	JUDGE C. ROBERT JAMESON
FIDELITY NATIONAL FINANCIAL, INC.	)	DEPT. CX101
)
Defendants.	)
)

     Plaintiff, for her complaint against defendants, makes the following allegations upon information and belief, except as to allegations relating to plaintiff, which she makes upon personal knowledge.

NATURE OF THE ACTION

     1.   This is a shareholders’ class action brought individually by plaintiff and on behalf of all of the public holders of common stock of American National Financial, Inc. (“ANFI” or the “Company”) against the Company’s Board of Directors and its majority shareholder — Fidelity National Financial, Inc. (“Fidelity National”) — seeking to remedy defendants’ breaches of fiduciary duties.

JURISDICTION AND VENUE

     2.   This Court has jurisdiction over each defendant named herein because each defendant is either a corporation organized and existing under the laws of the State of California, a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

     3.   Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to ANFI, occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities which had an effect in this County.

PARTIES

     4.   Plaintiff Caron Rossi is and was, at all relevant times, a shareholder of ANFI.

     5.   Defendant ANFI is a California corporation with its principal executive offices located at 1111 East Katella Avenue, Orange, California. According to its public filings, ANFI operates through its subsidiaries as a provider of title insurance services, as well as other real estate related financial and informational services. ANFI common stock trades under the symbol “ANFI” on the NASDAQ National Market System.

     6.   Defendant Michael C. Lowther is and at all relevant times has been Chairman of the Board of directors and Chief Executive Officer of ANFI.

     7.   Defendant William P. Foley (“Foley”) is and at all relevant times has been a director of ANFI. Foley is also Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc. (“Fidelity National”), which owns a controlling 33% equity stake in the Company.

     8.   Defendant Wayne D. Diaz (“Diaz”) is and at all relevant times has been President and a director of ANFI.

     9.   Defendant Carl A. Strunk (“Strunk”) is and at all relevant times has been Chief Financial Officer, Executive Vice President, and a director of ANFI.

     10.   Defendant Barbara A. Ferguson (“Ferguson”) is and at all relevant times has been Executive Vice President and a director of ANFI.

     11.   Defendants Bruce Elieff, Matthew K. Pong, and Bruce L. Nelson are and at all times have been directors of ANFI.

     12.   The defendants referred to in paragraphs 6 through 11 are collectively referred to herein as the “Individual Defendants.”

     13.   By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of ANFI, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     14.   Defendant Fidelity National is a Delaware corporation with its principal executive offices located in Irvine, California. As of January 10, 2003, Fidelity National owned approximately 33% of the outstanding common stock of ANFI, giving it effective voting control of the Company. As ANFI’s effective controlling shareholder, Fidelity National is in a fiduciary relationship with plaintiff and the other public stockholders of ANFI, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care and loyalty.

CLASS ACTION ALLEGATIONS

     15.  Plaintiff brings this action pursuant to § 382 of the California Rules of Civil Procedure on behalf of all holders of ANFI common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     16.  This action is properly maintainable as a class action.

     17.  The Class is so numerous that joinder of all members is impracticable. As of January 17, 2003, there were approximately 6.9 million shares of ANFI common stock outstanding in the public float.

     18.  There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)	whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of ANFI’s public stockholders; and

(b)	whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     19.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     20.  The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     21.  Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the

Class as a whole.

CAUSE OF ACTION

     22.  On or about January 10, 2003, ANFI and Fidelity National announced that they had entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Fidelity National will acquire each share of ANFI common stock that it does not already own for 0.4540 shares of Fidelity National common stock. Based upon the closing price of Fidelity National common stock on January 9, 2003, the Merger Agreement values ANFI common stock at $15.63 per share.

     23.  Fidelity National has timed the proposal to freeze our ANFI’s public shareholders in order to capture for itself ANFI’s future potential without paying an adequate or fair price to the Company’s public shareholders.

     24.  Fidelity National has timed the announcement of the proposed buyout to place an artificial lid on the market price of ANFI common stock so that the market would not reflect ANFI’s improving potential, thereby purporting to justify an unreasonably low price.

     25.  Fidelity National has access to internal financial information about ANFI, its true value, expected increase in true value, and the benefits of 100% ownership of ANFI to which plaintiff and the Class members are not privy. Fidelity National is using such inside information to benefit itself in this proposed transaction, to the detriment of the ANFI’s public stockholders.

     26.  Fidelity National has clear and material conflicts of interest and is acting to better its own interests at the expense of ANFI’s public shareholders. Fidelity National has effective voting control of the Company and controls its proxy machinery.

     27.  Fidelity National is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Fidelity National and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     28.  Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     29.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A.   Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B.   Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C.   In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D.   Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E.   Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

     F.   Granting such other and further relief as this Court may deem just and proper.

Dated: January 21, 2003		Jordan L. Lurie WEISS & YOURMAN

	By:	/s/ Jordan L. Lurie
Jordan L. Lurie
10940 Wilshire Boulevard, Suite 2400
Los Angeles, CA 90024
(310) 208-2800

Marc A. Topaz
Gregory M. Castaldo
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiffs